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                            March 19, 2021

       Peter Ingram
       President and Chief Executive Officer
       HAWAIIAN HOLDINGS INC
       3375 Koapaka Street, Suite G-350
       Honolulu, HI 96819

                                                        Re: HAWAIIAN HOLDINGS
INC
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed on February
12, 2021
                                                            Form 8-K filed on
January 26, 2021
                                                            File No. 001-31443

       Dear Mr. Ingram :

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       37

   1. Please discuss and analyze your financial condition and changes in your financial condition.
Specifically, discuss and analyze material changes to your balance sheet and discuss material events
and uncertainties that may impact your future financial
                                                        condition. Refer to
Item 303(a) of Regulation S-K.

       Form 8-K filed on January 26, 2021

       Non-GAAP Financial Reconciliation (unaudited)

   2. You disclose that EBITDAR is a non-GAAP measure used by management to evaluate
 Peter Ingram
HAWAIIAN HOLDINGS INC
March 19, 2021
Page 2
         your financial performance. We also note your presentation of Adjusted EBITDAR.
         Please clarify within your disclosure how management uses Adjusted EBITDAR. Additionally, these measures exclude aircraft rent expense, which appears to
         be a normal, recurring cash operating expense necessary to operate your business. Please tell us how you considered question 100.01 of the Non-GAAP Compliance and Disclosure
         Interpretations when presenting these measures.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Gus Rodriguez,
Branch Chief at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNamePeter Ingram                              Sincerely,
Comapany NameHAWAIIAN HOLDINGS INC
                                                            Division of
Corporation Finance
March 19, 2021 Page 2                                       Office of Energy &
Transportation
FirstName LastName